UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, July 25th, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Re.: - Stock Conversion of stocks of the Minority Stockholders of Bradesco Seguros S.A. (Seguros) into Banco Bradesco S.A. (Bradesco)

Gentlemen,

     We hereby communicate the approval, by the Central Bank of Brazil, on July 18th, 2005, as published in the Federal Official Gazette of July 20th, 2005, of the conversion of stocks of the minority stockholders of Seguros into Bradesco stocks, deliberated in the Special Stockholders’ Meeting held on March 10th, 2005.

     Consequently, stocks issued by Bradesco, attributed to the minority stockholders of Seguros, in the proportion of 165,12329750137 stocks, in which 82,95659669277 are common stocks and 82,16670080860 are preferred ones for each stock of Seguros, will be subscribed on behalf of the stockholders of Seguros in Bradesco on July 26th, 2005.

     The amount relative to the payment of fractions of stocks due to the conversion (R$32,6377574001 per stock, proportionally to the fraction held) will be avaible for the stockholders of Seguros from July 29th, 2005 on.

Dividends: New stocks will be entitled to monthly and eventually complementary Dividends and/or Interest on Own Capital which may be declared by the Board of Directors from the conversion date on, as well as eventual advantages which may be attributed to the outstanding stocks.

Cordially,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.